OPERATING AGREEMENT

OF

FREELANCERS, LLC

This Operating Agreement (this "Agreement") of Freelancers, LLC, a Utah limited liability company (the "Company"), dated October 30, 2020 ("Effective Date"), is entered between all the members of the Company as stated on Exhibit A (the "Members").

ARTICLE 1
DEFINITIONS

Capitalized terms that are not otherwise defined in this Agreement have the following meanings:

"Act" means the Utah Revised Uniform Limited Liability Company Act, as amended on one or more occasions.

"Affiliate" means any Person directly or indirectly controlling, controlled by, or under common control with another Person. "Control," "controlled" and "controlling" means the power to direct or cause the direction of the management and policies of a Person and shall be deemed to exist if any Person directly or indirectly owns, controls, or holds the power to vote fifty percent (50%) or more of the voting securities of such other Person.

"Available Funds" means the Company's gross cash receipts from operations, less the sum of: (a) payments of principal, interest, charges, and fees pertaining to the Company's indebtedness; (b) expenditures incurred incident to the usual conduct of the Company's business; and (c) amounts reserved to meet the reasonable needs of the Company's business in the future as determined by the Manager in its sole discretion.

"Business Day" means any day other than a Saturday or a Sunday or a day on which commercial banking institutions in Utah are authorized or obligated by law or executive order to be closed.

"Capital Account" of a Member means the capital account maintained for the Member in accordance with Section 3.3.

"Cause" means any of the following: (i) the future conviction of, or entering of a plea of guilty or nolo contendere to, a crime that constitutes a felony, or a misdemeanor or other similar crime involving moral turpitude, (ii) the continued breach of any obligations hereunder or under any other written agreement or covenant with the Company or any of its Affiliates after receipt of written notice and a 20-day opportunity to cure, (iii) the intentional or negligent breach of any material provision of any engagement agreement with the Company or any material misconduct of the respective Member, or (iv) or some other event, the occurrence of which reasonably justifies the immediate expulsion of that Member.

"Certificate" means the Certificate of Organization filed with the Utah Division of Corporations & Commercial Code to organize the Company as a limited liability company, including any amendments.

"Change of Control" means (i) the sale or exclusive license of all or substantially all of the assets of the Company, (ii) the merger by the Company with or into any other Person or (iii) the Company or the Members consummate a transaction that results in more than 50% of the Company's Units being owned by Persons who or which were not holders of Units immediately prior to such consummation.

"Code" means the Internal Revenue Code of 1986.

"Common Units" means Units with the rights as set out in this Agreement.

"Company" shall mean Freelancers, LLC, a Utah limited liability company.

"Confidential Information" means information or material proprietary to the Company or proprietary to others and entrusted to the Company, whether written or oral, tangible or intangible, that a Member or Manager (or a Member's or Manager's Representative) obtains knowledge of through or as a result of the Member's or Manager's activities (or the activities of a Member's or Manager's Representative) on behalf of the Company. Confidential Information may include, among other things, any data, know-how, trade secrets, designs, plans, drawings, specifications, reports, investors, companies, assets, customer and supplier lists, pricing information, and marketing techniques and materials, whether related to the Company's past, present, or future business activities, research or development, or products or services.

"Fair Market Value" means the purchase price of the Units mutually agreed to between the buyer and the seller, and the buyer and seller shall confer in good faith during the 30-day period following the event giving rise to the option to purchase the Units to reach an agreement as to the purchase price of the Units. If the buyer and seller cannot agree on the purchase price for the Units within such 30-day period, then during the 15-day period following the 30-day period, the buyer and seller shall mutually select a qualified independent appraiser with experience valuing interests in closely-held business to determine the "Fair Market Value" of the Units. In valuing the Units to be purchased and sold hereunder: (a) the valuation shall be made as of the last day of the month preceding the date on which the first appraiser is selected; (b) the Company shall be valued as a going concern; and (c) the valuation shall take into account customary discounts for lack of control, lack of marketability, and other customary discounts.

"Loss" means, for any given tax year, the Company's loss for such tax year, as determined in accordance with accounting principles appropriate to the Company's method of accounting and consistently applied.

"Majority Vote" means, in the case of a vote of the Members, a vote of the Members holding 82% or more of the membership interests of the Company.

"Manager" means, initially, Mallory Everton.

"Member" means an initial member of the Company and any Person who is subsequently admitted as an additional or substitute member of the Company pursuant to the terms of this Agreement.

"Membership Interest" or "Interest" means a Member's percentage interest in the Company, consisting of the Member's right to share in Profits, receive distributions, participate in the Company's governance, approve the Company's acts, participate in the designation and removal of a Manager, and receive information pertaining to the Company's affairs. The Membership Interests of the Company shall be divided into Units. Changes in ownership of the Units after the date of this Agreement, including those necessitated by the admission and dissociation of Members, will be reflected in the Company's records. The allocation of the Units and the Membership Interests reflected in the Company's records from time to time is presumed to be correct for all purposes of this Agreement and the Act. Except as expressly provided otherwise herein, with respect to the interest of a Transferee, "Interest" or "Membership Interest" means a Transferee's percentage interest in distributions from the Company; *provided* that nothing in this sentence shall be interpreted to grant to a Transferee the right to vote on or otherwise participate in any matter as a Member hereunder other than the right to receive distributions as set forth in Section 4.4.

"Person" means an individual, corporation, partnership, joint venture, limited liability company, governmental authority, unincorporated organization, trust, association or other entity.

"Preferred Units" means Units of the Company that have the same rights as those held by the Common Unit holders, except that (a) the Preferred Units do not carry a right to vote, govern, or actively participate in the Company's acts, and any reference in this Agreement to the vote of the Members or a Majority Vote excludes the Preferred Unit holders, (b) the Preferred Units include a right to preferred distributions as set forth in this Agreement, and (c) the Preferred Units only contain a certain right to information as required to be filed on an annual basis pursuant to 17 CFR 227.202.

"Profit" means, with respect to any given tax year, the Company's income for such tax year, as determined in accordance with accounting principles appropriate to the Company's method of accounting and consistently applied.

"Proportionate Share" means the percentage interest of a Member based on the number of Units owned by the Member in relation to the total outstanding Units.

"Transfer" means, with respect to a membership interest, the sale, assignment, transfer, other disposition, pledge, hypothecation or other encumbrance, whether direct or indirect, voluntary, involuntary or by operation of law, and whether or not for value, of that membership interest. Transfer includes any transfer by gift, devise, intestate succession, sale, operation of law, upon the termination of a trust, as a result of or in connection with any property settlement or judgment incident to a divorce, dissolution of marriage or separation, by decree of distribution or other court order or otherwise.

"Transferee" means a Person who acquires any Units by Transfer from a Member or another Transferee and is not admitted as a Member in accordance with this Agreement. Notwithstanding anything herein to the contrary, a Transferee shall not have the rights of a Member, other than the right to receive distributions as set forth herein.

"Treasury Regulations" means the income tax regulations promulgated under the Code, as modified and supplemented or superseded. Where a specific Treasury Regulation is referenced, the reference extends to any successor regulation of similar scope, whether or not denominated by the same section number or heading.

"Unit" means a portion of the Membership Interests of the Company, including any Common Units and any Preferred Units. All Units represent an equal portion of Membership Interests. The amount of Membership Interest represented by a Unit shall be equal to a fraction, the numerator of which is one (1) and the denominator of which is the number of all issued and outstanding Units of the Company.

ARTICLE 2
FORMATION OF LIMITED LIABILITY COMPANY

2.1.   Creation. The Company was formed pursuant to and is governed by the Act.

2.2.   Registered Agent. The initial registered agent will be Carman Lehnhof Israelsen LLP. The Manager may change the registered agent on one or more occasions.

2.3.   Names and Addresses of Members. The full names and street addresses of the Members of the Company are stated on Exhibit A. The Manager may update Exhibit A on one or more occasions to reflect the then-current members, addresses, and ownership.

3

2.4.   Business Purpose. The Company's objective is to engage in the actions, operations and activities associated with the business of the Company, directly or indirectly through any subsidiaries, and any other business allowed by law.

2.5.   Period of Duration. The Company will remain in existence until the Company is dissolved. If a Member dies, resigns, is expelled, becomes bankrupt, dissolves, or has the Member's membership in the Company otherwise terminated, the Company will continue its operations and no dissolution of the Company will take place until it is otherwise dissolved.

2.6.   Units. Each Unit has the rights and obligations specified in this Agreement, as it may be amended from time to time. The total number of Units that the Company shall have authority to issue is 12,000,000. As of the Effective Date, all issued and outstanding Common Units of the Company are held by the Members as set forth on Exhibit A.

2.7.   Authorized of Preferred Units. The Company is hereby authorized to issue a class of Units designated as "Preferred Units". The total number of Preferred Units that the Company shall have authority to issue is 2,000,000. The Preferred Units issued and outstanding will be recorded and tracked on a ledger in the books and records of the Company.

2.8.   Authorization of Common Units. The Company is hereby authorized to issue a class of Units designated as "Common Units". The total number of Common Units that the Company shall have authority to issue is 10,000,000.

2.9.   Title to Property in Name of Company. Real and personal property purchased by the Company shall be held and owned in the name of the Company.

ARTICLE 3
MEMBERS, CAPITALIZATION, ADDITIONAL FINANCING, VOTING

3.1.   Members' Contributions. To date, the Members have made the capital contributions to the Company, in cash, services, or property, in the amounts recorded and set forth in the books and records of the Company. The Members are not obligated to make any other contributions to the Company. Except as otherwise may be provided herein, no Member shall be entitled to receive any interest on its capital contribution or Capital Account.

3.2.   Borrowing. The Company may borrow from banks, lending institutions, other unrelated third parties, affiliates of the Company, or the Members and may pledge Company assets or any income from Company properties to secure or provide for the repayment of the loans.

3.3.   Capital Accounts. The Company will maintain a Capital Account for each Member in accordance with the provisions of Treasury Regulations § 1.704-1(b)(2)(iv). Without limiting the foregoing, the provisions of Treasury Regulations §§ 1.704-1(b)(2)(iv)(d) and (g) related to the treatment of property contributed to a company by a Member and any other provision required by the Treasury Regulation are incorporated in this Agreement. For clarification, Capital Accounts will be increased by: (a) the amount of any money the Member contributes to the Company's capital; (b) the Fair Market Value of any property the Member contributes to the Company's capital, net of liabilities the Company assumes or to which the property is subject; and (c) the Member's share of Profits and any separately stated items of income or gain; and decreased by: (x) the amount of any money the Company distributes to the Member; (y) the Fair Market Value of any property the Company distributes to the Member, net of any liabilities the Member assumes or to which the property is subject; and (z) the Member's share of Losses and any separately stated items of deduction or loss.

4

3.4.   Failure to Contribute Required Capital. If, after agreeing to make a capital contribution with the Company as allowed in Section 3.1, a Member fails to timely provide the capital contribution by the time agreed upon, the Company may take such action as it deems necessary, including instituting a court proceeding to obtain payment, canceling the delinquent Member's Units allocated to the Member for the capital contribution, or exercising any other right or remedy available at law or equity.

3.5.   Return of Capital Contributions. Except as expressly provided herein, each Member agrees not to withdraw as a Member of the Company and no Member shall be entitled to the return of any part of his or her capital contributions or to be paid interest in respect to either his or her capital contributions.

3.6.   Voting. No person shall be entitled to exercise any voting rights as a Member until such person shall have been admitted as a Member. Except as provided otherwise by law or this Agreement, (i) each Member shall be entitled to one vote for each Unit held by such Member, and (ii) Members shall vote together for all matters on which Members are permitted to vote by reason of such Units; *provided, however*, that Preferred Unit holders shall have no right to vote.

(a)   Meetings of Members. Meetings of the Members for the purpose of taking any action permitted to be taken by the Members may be called by the Manager, or by Members entitled to cast not less than ten percent (10%) of the aggregate outstanding Units at the meeting. Upon sufficient request in writing that a meeting of Members be called for any proper purpose, the Manager forthwith shall cause notice of the meeting to be given to the Members entitled to vote not less than five (5) days or more than sixty (60) days before the meeting. Such notices shall state: (i) either the place of such meeting or that such meeting is telephonic and the date, hour and contact information for the meeting; and (ii) those matters that the Manager or Members, at the time of the mailing of the notice, intend to present for action by the Member.

3.7.   Action by Members without a Meeting. Any action, which under any provision of the Act or this Agreement, that may be taken at a meeting of the Members, may be taken without a meeting, and without notice, if a consent in writing, setting forth the action so taken, is signed by Members having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote thereon were present and voted. All Members entitled to vote that do not approve any action to be taken by such written consent shall be given notice of such approval and such other information in accordance with the Act. All such consents shall be maintained in the Company's records.

3.8.   Action by Members. Except as may be expressly stated otherwise in this Agreement, to the greatest extent allowed by law, the Majority Vote of the Members is the act of the Members.

3.9.   Resignation of a Member. A Member may resign from the Company as a Member by giving written notice to the Company and the other Members at least sixty (60) days prior to the effective date of the resignation; however, except as expressly provided herein, a withdrawing Member is not entitled to a return of his or her capital contribution and acquires the status of a Transferee.

3.10.   Business Opportunities. The Manager and each Member and his or its respective affiliates shall be free to engage in any activity on their own or by the means of any entity, and each Manager's and Member's fiduciary duty of loyalty and the "corporate opportunity doctrine," as such doctrine has been described under general corporation law, is hereby eliminated to the maximum extent allowed by the Act. Without limiting the foregoing, no Manager or Member or his or its respective affiliates shall be required to refer opportunities to the Company, to account for any benefits from transactions in any way connected with the Company or its business nor are they under any obligation to refrain from, or disclose, dealings

between the Company and such Manager or Member or his or its respective affiliates, other than as specifically set forth in this Agreement.

ARTICLE 4
ALLOCATIONS, PROFITS AND LOSSES, AND DISTRIBUTIONS

4.1.   Allocation of Profits and Losses. After giving effect to the special allocations contained in Section 4.2 and any others required to be made by the Code or the Regulations, Profits and Losses for each tax year shall be allocated to the Members in a manner such that the Capital Account of each Member, immediately after making such allocation is, as nearly as possible equal to the distributions that would be made to such Member pursuant to Section 4.3.

4.2.   Special Allocations. Notwithstanding anything to the contrary contained herein, the following special allocations shall be made if the circumstances require.

(a)   Qualified Income Offset. Notwithstanding anything to the contrary contained herein, if a Member unexpectedly receives any adjustments, allocations, or distributions described in Section 1.704-1(b)(2)(ii)(d)(4), (5), or (6) of the Treasury Regulations or any amendment thereto, or receives an allocation of loss which produces a negative Capital Account for any Member while any other Member has a positive Capital Account, then items of Company income, including gross income, shall be specially allocated to such Member to the extent necessary to eliminate any Capital Account deficit. This article is intended to constitute a "qualified income offset" within the meaning of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations.

(b)   Minimum Gain Chargeback. Notwithstanding anything to the contrary contained herein, if there is a net decrease in Company "minimum gain," as defined in Sections 1.704-2(b)(2) and 1.704-2(d) of the Regulations, during a taxable year, each Member shall be specially allocated, before any other allocation, items of income and gain for such taxable year (and, if necessary, subsequent years) in proportion to each Member's share of the net decrease in Company "minimum gain." This article is intended to comply with the "minimum gain chargeback" provisions of Section 1.704-(2)(f) of the Regulations.

(c)   Section 704(c) Allocation. Notwithstanding anything to the contrary contained herein, items of income, gain, loss, and deduction with respect to property contributed to the Company's capital will be allocated between the Members so as to take into account any variation between book value and basis, to the extent and in the manner prescribed by Section 704(c) of the Code and related Regulations.

(d)   Member Nonrecourse Deductions. Items of the Company's loss, deductions, and expenditures described in Section 705(a)(2)(B) of the Code that are attributable to the Company's nonrecourse debt and are characterized as Member nonrecourse deductions under Section 1.704-2(i) of the Regulations will be allocated to the Members' Capital Accounts in accordance with Section 1.704-2(i) of the Regulations.

(e)   Adjustments for Special Allocations. If the special allocations result in Capital Account balances that are different from the Capital Account balances the Members would have had if the special allocations were not required, the Company will allocate other items of income, gain, loss, and deduction in any manner it considers appropriate to offset the effects of the special allocations on the Members' Capital Account balances. Any offsetting allocation required by this article is subject to and must be consistent with the special allocations.

4.3.   Liability of Members. Except as otherwise expressly stated in this Agreement, no Member will be personally liable for any of the losses of the Company beyond the Member's capital interest in the Company.

4.4.   Distributions. The Company will distribute its Available Funds to the Members at such intervals as the Manager determines; *provided, however*, that the Company shall be required to make distributions in the amounts and order as follows:

(a)   Prior to making any distributions to the Common Unit holders, the Company shall first make distributions of at least eighty percent (80%) of its net Profits to the Preferred Unit holders until they have received a return of one hundred percent (100%) of their initial capital contribution and the Company may reserve up to twenty percent (20%) of its net Profits for Company operations;

(b)   After the Preferred Unit holders have received one hundred percent (100%) of their capital contribution, the Company shall distribute at least ninety percent (90%) of its net Profits to the Preferred Unit holders until they have received a return of twenty percent (20%) of their initial capital contribution and the Company may reserve up to ten percent (10%) of its net Profits for Company operations; and

(c)   Once the Preferred Unit holders have received a total of one hundred twenty percent (120%) of their initial capital contribution, the Company shall distribute all Profits in proportion to the Member's Membership Interest.

4.5.   Withholding. The Company may withhold amounts from distributions to the extent required by law. If the Company fails to withhold amounts from distributions as required by law, a Member shall return to the Company the amount that should have been withheld promptly after written notice from the Company.

ARTICLE 5
ACCOUNTING AND OTHER FINANCIAL MATTERS

5.1.   Accounting Methods; Fiscal Year. The profits and losses of the Company will be accounted for on a basis reasonably determined by the Manager. For income tax purposes, the Company shall, unless otherwise required under the Code, report on a cash basis. The fiscal year of the Company for both accounting and tax reporting purposes will be the calendar year.

5.2.   Records. The Company shall keep at its principal office the records required by the Act to be kept there. All records of the Company are subject to inspection and copying at the reasonable request and at the expense of any Member during ordinary business hours.

5.3.   Taxation as a Partnership. The Company will be a partnership for federal and state income tax purposes. Unless all the Members elect not to be treated as a partnership for federal income tax purposes, the federal income tax basis of a Member's membership interests and all other matters relating to the distributive share and taxation of items of income, gain, loss, deduction, depreciation, and credit will be as established by Code Subchapter K.

5.4.   Company Representative. The Company must designate a representative with a substantial presence in the United States to serve as the Company representative within the meaning of Code Section 6223 (Company Representative). The Company Representative has the sole authority to act on behalf of the Company in connection with Internal Revenue Service audits and adjustments. Mallory Everton is designated to serve as the Company Representative. If Mallory Everton becomes unwilling or unable to

serve for any reason, the Manager shall promptly appoint another Member to serve as Company Representative in accordance with Code requirements.

5.5. <u>Obligations and Discretion as to Tax Matters</u>. The Company Representative shall notify all of the Members upon receipt of any notice regarding any examination by any federal, state, or local authority about the Company's tax compliance. The Company Representative's rights and obligations create a fiduciary duty on the part of the Company Representative to act in the best interest of the Company and other Members. The Company Representative must obtain the approval of the unanimous vote of the Members before taking any binding action in connection with any Internal Revenue Service proceeding.

5.6. <u>Company Representative to Preserve Tax Classification</u>. Unless all the Members entitled to vote elect not to be treated as a partnership for federal income tax purposes, the Company Representative shall take all reasonable steps necessary to classify the Company as a partnership for tax purposes under the Code and Treasury Regulations. The Company Representative shall prepare and file any forms necessary or appropriate to classify the Company as a partnership for tax purposes under the laws of any jurisdiction in which the Company transacts business. Any time after the date of this Agreement, if the Company has only one Member or for any other reason may not be taxed as a partnership, the Company Representative may classify the Company as a corporation, sole proprietorship, disregarded entity, or any other type of entity that the Company Representative determines to be most advantageous to the Company and the Member.

5.7. <u>Coordination with TEFRA Audit Rules</u>. If any audit or adjustment of the Company is governed by the Tax Equity and Fiscal Responsibility Act of 1982 (TEFRA) audit rules, the Company Representative shall serve as the tax matters partner within the meaning of Code Section 6231(a)(7).

5.8. <u>Election under Code Section 6221(b)</u>. The Company may elect for Code Section 6221(b) to apply for any taxable year that the Company meets the requirements to elect out of Company-level treatment under Code Section 6221(b). The election must be made with a timely-filed return for that taxable year. The election must include the name and taxpayer identification number of each Member. The Company must notify each Member of the election in the manner prescribed by the Secretary of Treasury.

5.9. <u>Consistent Treatment</u>. Each Member shall, on the Member's income tax return, treat each item of income, gain, loss, deduction, or credit attributable to the Company in a manner consistent with the treatment of the income, gain, loss, deduction, or credit on the Company income tax return.

5.10. <u>Adjustment in Future Tax Years</u>. If any tax proceeding results in adjustment in the amount of any item of income, gain, loss, deduction, or credit of the Company—or any Member's distributive share thereof—for a prior year, the Company may take corrective action. If the Company elects to apply Code Section 6226 within 45 days from the date of the notice of final partnership adjustment, the Company may issue the statement described in Code Section 6226(a)(2) to the Internal Revenue Service and to each Member that held an interest in the year in question. The statement must describe the Member's share of any adjustment to income, gain, loss, deduction, or credit (as determined in the notice of final partnership adjustment issued by the Internal Revenue Service). Upon receipt of the statement, each Member must take the adjustments described on the statement into account as provided in Code Section 6226(b). Alternatively, the Company may require each Member that held an interest in the Member during the prior year file to file an amended tax return reporting the Member's distributive share of the tax adjustments and to pay any taxes resulting from the adjustments in accordance with Code Section 6225(c). Each Member must submit the amended returns and pay all related taxes not later than 270 days from the date on which the notice of a proposed partnership adjustment is mailed to the Company. This section will survive the Company's termination, dissolution, liquidation, and winding up and the Member's withdrawal from the Company or transfer of its Units.

5.11. <u>Tax Elections</u>. The Company's Representative may make all Company elections for federal, state, and local income tax matters permitted under the Code. Each Member consents to any election and shall sign any documentation necessary to give effect to any elections.

5.12. <u>Legal and Accounting Costs for Tax Matters</u>. The Company shall pay all legal and accounting costs associated with any Internal Revenue Service proceeding regarding the Company's tax returns.

ARTICLE 6
MANAGEMENT OF COMPANY

6.1. <u>Management of the Company</u>.

(a) <u>General Powers</u>. The Company will be considered a manager-managed company. Except as otherwise expressly stated in this Article 6, all powers of the Company will be exercised by or under the authority of, and the business and affairs of the Company will be managed under the direction of, the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action.

(b) <u>Appointment and Removal of Manager</u>. The Manager may be removed at any time, with or without cause, by the holders of a Majority Vote. The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Following the Manager's removal or resignation, a successor Manager shall be elected by the holders of a Majority Vote. The removal of the Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal by such Member from the Company.

(c) <u>Authority of the Manager</u>. Subject to such limitations as may be imposed pursuant to the terms of this Agreement or by operation of law, the Manager shall not, without the prior consent of a Majority Vote of the Members entitled to vote:

(1) Amend, modify, or waive any provisions of the Certificate or this Agreement, in whole or in part; *provided* that the Manager may, without the consent of the other Members, amend <u>Exhibit A</u> following any new issuance, redemption, repurchase or Transfer of Units in accordance with this Agreement;

(2) Issue additional Units or other securities or, except in connection with a Transfer of Units that complies with the provisions herein, admit additional Members to the Company;

(3) Incur any indebtedness, pledge or grant liens on any assets or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person in excess of $50,000 in a single transaction or series of related transactions, or in excess of $100,000 in the aggregate at any time outstanding;

(4) Enter into or effect any transaction or series of related transactions involving the purchase, lease, license, exchange or other acquisition (including by merger, consolidation, sale of stock or acquisition of assets) by the Company of any assets and/or equity interests of any Person, other than in the ordinary course of business consistent with past practice;

(5)   Enter into or effect any transaction or series of related transactions involving the sale, lease, license, exchange or other acquisition (including by merger, consolidation, sale of stock or acquisition of assets) by the Company of any assets and/or equity interests, including but not limited to the comedy web television series entitled "Freelancers", other than sales of inventory in the ordinary course of business consistent with past practice;

(6)   Settle any lawsuit, action, dispute or other proceeding or otherwise assume any liability with a value in excess of $25,000 or agree to the provision of any equitable relief by the Company; or

(7)   Dissolve, wind up or liquidate the Company or initiate a bankruptcy proceeding involving the Company.

6.2.   <u>Officers</u>.

(a)   The Manager may, from time to time, appoint one or more persons to be officers or authorized representatives of the Company (each, an "<u>Officer</u>"). The day-to-day management of the Company shall be vested in the Officers. An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

6.3.   <u>Activities of the Manager</u>. Except as otherwise expressly stated in this Agreement, the Manager may devote as much time to the Company's affairs and the conduct of the Company's business as the Manager may determine to be required and is not obligated to do or perform any act or thing in connection with Company business not expressly required in this Agreement.

6.4.   <u>Independent Activities of the Manager</u>. Except as otherwise expressly stated in this Agreement and subject to any other written agreements, a Manager is free to engage in whatever activities the Manager chooses, even if those activities may be deemed competitive with the business of the Company or the Company's business purpose without having or incurring any obligation to offer any interest in those activities to the Company or any other Manager or Member. Neither this Agreement nor any obligation undertaken pursuant to this Agreement will prevent a Manager from engaging in those activities or require the Manager to permit the Company or any other Manager or Member to participate in those activities, and as a material part of the consideration for the execution of this Agreement by each Manager, each other Manager and each Member hereby waives, relinquishes, and renounces any such right or claim of participation, even if those activities may be deemed competitive with the business of the Company or the Company's purpose.

6.5.   <u>Competing Activities</u>. The Manager may engage or invest in, independently or with others, any business activity of any type or description, including without limitation those that might be the same as or similar to the Company's business and that might be in direct or indirect competition with the Company. Neither the Company nor any Member shall have any right in or to such other ventures or activities or to the income or proceeds derived therefrom.

6.6.   <u>Transactions between the Company and the Manager</u>. Notwithstanding that it may constitute a conflict of interest, the Manager may engage in any transaction (including, without limitation, the purchase, sale, lease, or exchange of any property or the rendering of any service, or the establishment of any salary, other compensation, or other terms of employment) with the Company so long as such

transaction is not expressly prohibited by this Agreement and so long as the terms and conditions of such transaction, on an overall basis, are fair and reasonable to the Company and are at least as favorable to the Company as those that are generally available from persons capable of performing them and in similar transactions between parties operating at arm's length. A transaction between the Manager, on the one hand, and the Company, on the other hand, shall be conclusively determined to constitute a transaction on terms and conditions, on an overall basis, fair and reasonable to the Company and at least as favorable to the Company as those generally available in a similar transaction between parties operating at arm's length if a Majority Vote of the Member's having no interest in such transaction affirmatively vote or consent in writing to approve the transaction. Notwithstanding the foregoing, the Manager shall not have any obligation in connection with any such transaction between the Company and the Manager or an affiliate of the Manager, to seek the consent of the Members.

ARTICLE 7
TRANSFER AND ENCUMBRANCE OF MEMBER INTEREST; NEW MEMBERS

7.1. <u>Transfers</u>. Except as otherwise required by law or except as expressly stated otherwise in this Agreement, a membership interest (including a "transferable interest" as defined by the Act) in the Company may not be sold or otherwise Transferred, by operation of law or otherwise, except upon the prior written approval of the Manager, which approval may be withheld or conditioned for any reason. Upon the approval of the Manager, the Manager may establish any terms and conditions of a Transfer as the Manager may determine. The Transfer by any Member of such Member's membership interest in the Company ("Seller") will be subject to all the terms, conditions, restrictions, and obligations of this Agreement. The Members shall not change or allow a change to their members, managers, or the ownership without the prior written consent of the Manager.

7.2. <u>Right of First Refusal</u>

(a) <u>Notice of Proposed Transfer</u>. Prior to a Seller Transferring any of its membership interests (the "<u>Transfer Interests</u>"), the Seller shall simultaneously deliver to the Company and to the other Members (the "<u>ROFR Members</u>") a written notice (the "<u>Transfer Notice</u>") stating: (i) Seller's bona fide intention to transfer such Transfer Interests; (ii) the name, address and phone number of each Proposed Transferee; (iii) the aggregate number and type of Transfer Interests proposed to be transferred; (iv) the exemptions under applicable state and federal securities laws upon which Seller is relying in making the proposed Transfer, (v) the bona fide cash price, or in reasonable detail, other consideration for which the Transfer Interests are to be Transferred; and (v) each ROFR Member's right to exercise either its Right of First Refusal with respect to the Transfer Interests. Seller shall also deliver to the Company, a definitive written agreement pursuant to which such Transfer is proposed to be consummated in a form subject to the reasonable approval of the Company, to which each Proposed Transferee would agree to be bound by all terms of this Agreement with respect to the Transferred Interests (the "<u>Proposed Purchase Agreement</u>").

(b) <u>Right of First Refusal</u>

(1) <u>Exercise by the Company</u>. For a period of twenty (20) days after the Transfer Notice has been last delivered to the Company and the Members (the "<u>Exercise Period</u>"), the Company shall have the right to purchase all, or any part of the Transfer Interests, on the same terms and conditions as specified in the Transfer Notice. To exercise its Right of First Refusal, the Company must deliver written notice to Seller of such exercise during the Exercise Period indicating the number of Transfer Interests it wishes to purchase pursuant to the Right of First Refusal.

(2) <u>Exercise by Members</u>. The ROFR Members shall have the right to purchase any portion of the Transfer Interests not purchased by the Company (the "<u>Remaining Interests</u>")

on the same terms and conditions as specified in the Transfer Notice. To exercise its Right of First Refusal, an ROFR Member (a "Purchasing Member") must deliver written notice of such exercise to Seller within the Exercise Period indicating the number of Transfer Interests it wishes to purchase pursuant to the Right of First Refusal. Upon the earlier to occur of (i) expiration of the Exercise Period or (b) the time when Seller has received written confirmation from each Member regarding its exercise of its Right First Refusal, the Members shall be deemed to have made their election with respect to the Transfer Interests. If the aggregate number of membership interests that the Purchasing Members desire to purchase (as evidenced in the written notices delivered to Seller) exceeds the number of Remaining Interests, each Purchasing Member will be entitled to purchase its pro rata share of the Remaining Interest.

7.3.   Encumbrances. A membership interest in the Company may not be encumbered, pledged, hypothecated, or otherwise used as collateral or security for an obligation, by operation of law or otherwise, except upon the prior written approval of the Manager, which approval may be withheld or conditioned for any reason. Upon the approval by the Manager, the Manager may establish any terms and conditions of an encumbrance as the Manager may determine. The transferee (as a result of foreclosure or otherwise) of any Member's membership interest in the Company is subject to all the terms, conditions, restrictions, and obligations of this Agreement.

7.4.   New Members. A person will not become of Member, by operation of law or otherwise, unless the new Member agrees to become a party to and be bound by this Agreement and only upon the prior written approval of the Manager. Upon the approval of the Manager, the Manager may establish any terms and conditions of the addition of a new Member as the Manager may determine. A new Member will be subject to all the terms, conditions, restrictions, and obligations of this Agreement. The Manager will have full authority to issue additional membership interests and admit new Members. This Agreement may be executed by a new Member by means of a counterpart signature page, which may or may not be associated with a subscription or contribution agreement related to the new Member's purchase of membership interests of the Company.

7.5.   Violating Transactions. Any transaction or purported transaction will be null and void unless made strictly in accordance with the provisions of this Article 7. If for any reason a Transfer of membership interests takes place in breach of this Article 7, in addition to other remedies, the recipient of the membership interests will have only the rights of an assignee pursuant to the Act.

ARTICLE 8
WITHDRAWAL BY MEMBERS

A Member will have no right to demand the return of the Member's contribution (*i.e.*, the Member's interest in the capital of the Company) until the dissolution and winding up of the affairs of the Company.

ARTICLE 9
LIMITATION OF LIABILITY AND INDEMNIFICATION

9.1.   Exculpation. No Member (in the Member's role as a Member) is liable for the liabilities of the Company. No Officer or Manager is liable to the Company or its Members except for liability for (a) a breach of the Officer's or Manager's duty of loyalty to the Company or its Members, (b) an act or omission not in good faith that constitutes a breach of duty of the Officer or Manager to the Company or an act or omission that involves intentional misconduct or a knowing violation of the law, (c) a transaction from which the Officer or Manager received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the Officer's or Manager's position, or (d) an act or omission for which the liability of an Officer or Manager is expressly provided by an applicable statute. Any repeal or modification

of this Section 9.1 by the Members will not adversely affect the right or protection of an Officer or Manager existing at the time of the repeal or modification.

9.2.   Right to Indemnification

(a)   Except for an action brought by the Company or a Member on the basis of an action of the Officer or Manager ultimately determined to constitute conduct falling within any of the circumstances in Sections 9.1(a) through 9.1(d), the Company shall indemnify any person (each, an "Indemnitee") who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative, by reason of the fact that the Indemnitee is or was a Member, Officer, or Manager of the Company, or is or was acting as an agent of the Company, or is or was serving at the request of the Company as a manager, director, Officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another corporation, partnership, joint venture, trust, sole proprietorship, employee benefit plan, or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by the Indemnitee in connection therewith to the extent that the Indemnitee has been wholly successful on the merits or otherwise in defense of the action, suit, or proceeding.

(b)   The Company shall indemnify any Indemnitee who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative, by reason of the fact that the Indemnitee is or was an Officer or Manager of the Company, or is or was acting as an agent of the Company, or is or was serving at the request of the Company as a manager, director, Officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another corporation, partnership, joint venture, trust, sole proprietorship, employee benefit plan, or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by the Indemnitee, and against judgments, penalties (including excise and similar taxes), fines, and amounts paid in settlement by the Indemnitee in connection therewith, if the Indemnitee acted in good faith and in a manner the Indemnitee reasonably believed, in the case of conduct in the Indemnitee's official capacity, to be in the best interests of the Company or, in all other cases, to be not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, if the Indemnitee had no reasonable cause to believe the Indemnitee's conduct was unlawful, except that if the Indemnitee is found liable to the Company or is found liable on the basis that personal benefit improperly was received by the Indemnitee, the indemnification provided pursuant to this Section 9.2 (i) is limited to expenses actually and reasonably incurred by the Indemnitee in connection with the proceeding and (ii) will not be made in respect of any proceeding in which the Indemnitee is found liable for willful or intentional misconduct in the performance of the Indemnitee's duty to the Company. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the Indemnitee did not act in good faith and in a manner which the Indemnitee reasonably believed to be in or not opposed to the best interests of the Company, or, with respect to any criminal action or proceeding, that the Indemnitee had reasonable cause to believe that the Indemnitee's conduct was unlawful. An Indemnitee will be deemed to have been found liable in respect of any claim, issue, or matter only after the Indemnitee has been so adjudged by a court of competent jurisdiction after exhaustion of all appeals therefrom.

9.3.   Payment of Expenses in Advance. The Company shall pay expenses incurred in defending an action, suit, or proceeding referred to in Section 9.1 or 9.2 in advance of the final disposition of the action, suit or proceeding upon receipt of a written affirmation by the Indemnitee of the Indemnitee's good faith belief that the Indemnitee has met the standard of conduct necessary for indemnification under applicable law and a written undertaking by or on behalf of the Indemnitee to repay the amount unless it ultimately is determined that the Indemnitee is entitled to be indemnified by the Company as authorized in

this Article 9. The written undertaking must be an unlimited general obligation of the Indemnitee but need not be secured. It may be accepted without reference to financial ability to make repayment.

9.4. Other Rights. The indemnification provided by this Agreement will be deemed exclusive of any other rights to which an Indemnitee seeking indemnification may be entitled under any statute, agreement, vote of Members, or otherwise both as to action in the Indemnitee's official capacity and as to action in another capacity while holding that office or position, and will continue as to an Indemnitee who has ceased to be an Officer or Manager and will inure to the benefit of the estate, heirs, executors, administrators, or other successors of that Indemnitee and will not be deemed to create any rights for the benefit of any other person.

9.5. Insurance. The Company may purchase and maintain insurance or another arrangement as approved by the Manager on behalf of any individual against any liability asserted against the individual and incurred by the individual in any capacity, whether or not the Company would have the power to indemnify the individual against the liability under the provisions of this Agreement. Without limiting the power of the Company to procure or maintain any kind of insurance or other arrangement, the Company may, for the benefit of Indemnities indemnified by the Company, (a) create a trust fund; (b) establish any form of self-insurance; (c) secure its indemnity obligation by grant of a security interest or other lien on assets of the Company; or (d) establish a letter of credit, guarantee, or surety arrangement. The insurance or other arrangement may be procured, maintained, or established within the Company or with any insurer or other person deemed appropriate by the Manager regardless of whether all or part of the stock or other securities of the insurer or other persons are owned in whole or part by the Company. In the absence of fraud, the judgment of the Manager as to the terms and conditions of the insurance or other arrangement or the identity of the insurer or other person participating in an arrangement will be conclusive and the insurance or arrangement is voidable and will not subject the Manager approving the insurance or arrangement to liability, on any grounds, regardless of whether the Managers participating in the approval are beneficiaries of the insurance or arrangement.

9.6. Severability. If any portion of this Article 9 is judicially determined to be invalid or unenforceable, that determination will not in any way affect the remaining portions of this Article 9, but that invalid or unenforceable portion will be divisible and the remainder will continue in full force and effect.

9.7. Appearance as Witness or Otherwise. Notwithstanding any other provision of this Article 9, the Company may pay or reimburse expenses incurred by an Officer, Manager, or other individual in connection with appearance as a witness or other participation in a proceeding at a time when the person is not a named defendant or respondent in the proceeding.

9.8. Report to Members. The Company shall report any indemnification or advance of expenses in accordance with this Article 9 to the Members with or before the notice or waiver of notice of the next Members' meeting or with or before the next submission to Members of a consent to action without a meeting and, in any case, within the 12-month period immediately following the date of the indemnification or advance.

ARTICLE 10
BUY-SELL PROVISIONS

10.1. Company Option to Purchase Units. Upon a Trigger Event, the Company will have the ongoing option to purchase all of the Units and all or part (as decided by the Company) other equity rights of the Member subject to the Trigger Event, and upon exercise of this option, the Member (or any holder of Units that is not a Member) or the Member's legal representative shall sell all or part (as decided by the

Company) of the Units on the terms provided below. "Trigger Event" means any one or more of the following events:

> (a)   the entry of an order or judgment by a court of competent jurisdiction adjudicating the Member incompetent to manage the Member's person or estate;

> (b)   the divorce or legal separation of a Member from the Member's spouse in which the Member's spouse receives any material rights related to a Unit or the Company;

> (c)   the bankruptcy of a Member;

> (d)   upon the dissolution of a Member that is an entity if the Member is not restated on or before ten (10) Business Days after notice of the dissolution Trigger Event;

> (e)   the breach by a Member of any significant term or provision of this Agreement if the breach is not cured before ten (10) Business Days after reasonable notice of the breach; or

> (f)   any voluntary or involuntary transfer of all or a portion of a Member's membership interest if such transfer is not specifically permitted by this Agreement.

10.2.   Exercise of Option. The option to purchase the Units may be exercised by the Company giving written notice (the "Option Notice") to the Member subject to the Trigger Event.

10.3.   Purchase Price. For purposes of determining the purchase price for the Units, the value of the Company will be deemed to be two (2) times EBITDA (earnings before interest expense, tax, depreciation, and amortization as typically calculated and in accordance with generally accepted accounting principles) of the Company as reasonably determined by the Manager for the twelve (12) full calendar months preceding the date of the Option Notice. The purchase price to be paid for the Units will be equal to the amount resulting from multiplying the value of the Company by a percentage equal to the Units being purchased by the Company divided by the total outstanding Units.

10.4.   Method of Payment. No later than thirty (30) days after the date of the Option Notice, the Company shall pay the purchase price as follows:

> (a)   In immediately available funds, the greater of (a) one-third of the purchase price and (b) 90% of the life insurance proceeds, if any, received or reasonably expected to be received by the Company as a result of a Trigger Event (that greater amount, the "Cash Portion").

> (b)   A negotiable promissory note (the "Note") for the unpaid portion of the balance of the purchase price. The Note will accrue interest at the Prime Rate on the date of the Option Notice and be payable in 12 equal quarterly installments beginning on the first day of the second full calendar quarter following the date of the issuance of the Note. "Prime Rate" means the prime rate as published in *The Wall Street Journal*. The Note will provide that it may be prepaid at any time by the Company without penalty. If not all expected insurance proceeds resulting from the Trigger Event are received by the Company before the closing, the Company shall pay 90% of the applicable insurance proceeds received promptly upon receipt, and in the case of amounts paid postclosing, the postclosing payments will be applied to the Note, and the Note will be reamortized and the payment reduced accordingly.

10.5.   Closing. Upon receipt of the Cash Portion and Note, the Member holding the Units, the legal representative, or other person holding or owning the Units, as the case may be, shall execute and deliver to the Company the instruments and documents as are reasonably requested by the Company to

transfer to the Company full and complete title to the Units. Each Member hereby grants to the Company a power of attorney for the Company to act on behalf of the Member to execute the documents as may be necessary to accomplish the closing of the acquisition of the Units. The power of attorney will be deemed coupled with an interest and will be effective automatically in the event the Manager determines the Member or other person holding the Units being acquired has not cooperated and performed as required by this Article 10.

ARTICLE 11
GENERAL PROVISIONS

11.1. <u>Notices</u>. Each party giving or making any notice, request, demand, or other communication (each, a "<u>Notice</u>") pursuant to this Agreement must give the Notice in writing and use one of the following methods of delivery, each of which, for purposes of this Agreement, is a writing: personal delivery, Registered Mail or Certified Mail (in each case, return receipt requested and postage prepaid), nationally-recognized overnight courier (with all fees prepaid), facsimile, or PDF (portable document format) attached to an email. Any party giving a Notice must address the Notice to the appropriate person at the receiving party (the "<u>Addressee</u>") at the address stated on <u>Exhibit A</u> or to another Addressee or another address as designated by a party in a Notice given to the other parties pursuant to this Section 11.1. Except as may be expressly stated otherwise in this Agreement, a Notice is effective only if the party giving the Notice has complied with this Section 11.1 and the Addressee has received the Notice. A Notice is deemed received as follows: (a) if a Notice is delivered in person, sent by Registered or Certified Mail, or sent by nationally-recognized overnight courier, upon receipt as indicated by the date on the receipt; (b) if a Notice is sent by facsimile, upon receipt by the party giving the Notice of an acknowledgment or transmission report generated by the machine from which the facsimile was sent indicating that the facsimile was sent in its entirety to the Addressee's facsimile number; and (c) if a Notice is sent as a PDF attachment to an email, upon proof the email was sent. If the Addressee rejects or otherwise refuses to accept the Notice, or if the Notice cannot be delivered because of a change in address for which no or improper Notice was given, then the Notice is deemed delivered and received by the Addressee upon the rejection, refusal, or inability to deliver. If a Notice is received after 5:00 p.m. on a Business Day where the Addressee is located, or on a day that is not a Business Day where the Addressee is located, then the Notice is deemed received at 9:00 a.m. on the next Business Day where the Addressee is located.

11.2. <u>Confidentiality</u>. Except as otherwise required by law, the parties shall not, and shall cause each of their representatives (the "<u>Representatives</u>") not to (i) disclose the Confidential Information to any person or entity other than the Representatives of party that need to know the Confidential Information for the purposes contemplated by this Agreement and agree to be bound by the provisions of this Section 11.2 or (ii) use the Confidential Information for any purpose other than the purposes this Agreement contemplates.

11.3. <u>Amendments</u>. Except as expressly stated otherwise in this Agreement, the parties may amend this Agreement only by a written agreement of the parties that identifies itself as an amendment to this Agreement in accordance with Section 6.1.

11.4. <u>Waivers</u>. The parties may waive any provision in this Agreement only by a writing signed by the party or parties against whom the waiver is sought to be enforced. No failure or delay in exercising any right or remedy or in requiring the satisfaction of any condition under this Agreement, and no act, omission, or course of dealing between the parties, operates as a waiver or estoppel of any right, remedy, or condition. A waiver made in writing on one occasion is effective only in that instance and only for the purpose for which the waiver was obtained. A waiver once given is not to be construed as a waiver on any future occasion or against any other person.

11.5.   Severability. If any provision of this Agreement is determined to be invalid, illegal, or unenforceable, the remaining provisions of this Agreement remain in full force if the essential terms and conditions of this Agreement for each party remain valid, binding, and enforceable.

11.6.   Entire Agreement. This Agreement constitutes the final agreement between the parties. It is the complete and exclusive expression of the parties' agreement on the matters contained in this Agreement. All prior and contemporaneous negotiations and agreements between the parties on the matters contained in this Agreement are expressly merged into and superseded by this Agreement. The provisions of this Agreement may not be explained, supplemented, or qualified through evidence of trade usage or a prior course of dealings. In entering into this Agreement, the parties represent, warrant, and agree that they have not relied upon the accuracy or completeness of, whether express or implied, any statement, information, representation, warranty, or agreement of another party except for those expressly contained in this Agreement. There are no conditions precedent to the effectiveness of this Agreement other than those expressly stated in this Agreement.

11.7.   Counterparts; Facsimile and Electronic Signatures. The parties may sign this Agreement in multiple counterparts, each of which constitutes an original, and all of which, collectively, constitute only one agreement. The signatures of all of the parties need not appear on the same counterpart, and delivery of a signed counterpart signature page by facsimile or electronically is as effective as signing and delivering this Agreement in the presence of the other parties to this Agreement. This Agreement is effective upon delivery of one executed counterpart from each party to the other parties. In proving this Agreement, a party must produce or account only for the signed counterpart of the party to be charged.

11.8.   Assignment and Delegation. A party may not assign any of the party's rights under this Agreement, except with the prior written consent of the other parties. The nonassigning parties shall not unreasonably withhold their consent. All assignments of rights are prohibited without consent of the other parties, whether the assignments are voluntary or involuntary, by merger, consolidation, dissolution, operation of law, or any other manner. For purposes of this Section 11.8, a "change of control" is deemed an assignment of rights, and "merger" refers to any merger in which a party participates, regardless of whether the party is the surviving or disappearing corporation. No party may delegate any performance under this Agreement. Any purported assignment of rights or delegation of performance in violation of this Section 11.8 is void.

11.9.   Third-Party Beneficiaries. This Agreement does not and is not intended to confer any rights or remedies upon any person other than the signatories, except that the Company and the nonparties expressly indemnified pursuant to this Agreement are express third-party beneficiaries of this Agreement and may enforce this Agreement as if a party to this Agreement.

11.10.   Interpretation. This Agreement will not be construed in favor of or against any party for any reason, including because of authorship. It is the intent of the parties that this Agreement be interpreted so as to give the maximum effect to the principle of freedom of contract and to the enforceability of this Agreement. The power and authority granted by this Agreement are subject to the provisions of the Act. To the extent of any inconsistency between this Agreement and the Act, this Agreement will, to the extent permitted by the Act, control. This Agreement will also control over any conflicting term in the Certificate of the Company. To the extent any provision of this Agreement is prohibited or ineffective under the Act or any other law, this Agreement will be deemed amended to the least extent possible to make the conflicting provision effective under the Act or the other law.

11.11.   Further Assurances. Each party and its officers and directors shall use Reasonable Efforts to take, or cause to be taken, all further actions necessary or desirable to carry out the purposes of this

Agreement. "Reasonable Efforts" means, with respect to conduct under this Agreement, the efforts that a reasonable person in the position of the obligated party would use to engage in that conduct effectively.

11.12. <u>Governing Law</u>. The laws of the state of Utah (without giving effect to its conflict of laws principles) govern all matters arising out of or relating to this Agreement and the transactions it contemplates, including, without limitation, its interpretation, construction, performance, and enforcement.

11.13. <u>Forum Selection</u>

(a) <u>Designation of Forum</u>. Any party bringing a legal action or proceeding against any other party arising out of or relating to this Agreement may bring the legal action or proceeding in the United States District Court for the District of Utah or in any court of the state of Utah sitting in Salt Lake City.

(b) <u>Waiver of Right to Contest Jurisdiction</u>. Each party waives, to the fullest extent permitted by law, any objection that the party may now or later have to the laying of venue of any legal action or proceeding arising out of or relating to this Agreement brought in any court of the State of Utah sitting in Salt Lake City, or the United States District Court for the District of Utah; and any claim that any action or proceeding brought in any court specified in this Section 11.13 has been brought in an inconvenient forum.

(c) <u>Submission to Jurisdiction</u>. Each party to this Agreement submits to the nonexclusive jurisdiction of the United States District Court for the District of Utah and its appellate courts, and any court of the state of Utah sitting in Salt Lake City and its appellate courts, for the purposes of all legal actions and proceedings arising out of or relating to this Agreement.

11.14. <u>Dispute Resolution</u>

(a) <u>Generally</u>. If a dispute arises out of or relates to this Agreement, and if the dispute cannot be settled through negotiation, the parties agree first to try in good faith to settle the dispute by mediation before resorting to arbitration, litigation, or some other dispute resolution procedure. The mediation will take place Salt Lake City, Utah. Any controversy or claim arising out of or relating to this Agreement that is not settled through mediation, will be settled by arbitration in Salt Lake City, Utah, in accordance with the Utah Uniform Arbitration Act, and judgment on the award rendered by the arbitrator, if not paid or otherwise settled in full before twenty (20) days after the date of the award, may be entered in any court of competent jurisdiction. The parties will cause the arbitrator to render the arbitrator's decision within 180 days after the designation of the arbitrator, and the parties shall cooperate with each other and the arbitrator in the conduct of the arbitration to permit that timing. If the arbitrator determines the arbitrator cannot practically render a decision within the 180-day period, the arbitrator may extend the 180-day period to be the shortest reasonable period allowing for expedited discovery. All mediation and arbitration will be confidential.

(b) <u>Small Claims</u>. For any claim (excluding claims for injunctive or other equitable relief) where the total amount of the award sought is less than $20,000, the party requesting relief may elect to resolve the dispute in a cost-effective manner through binding non-appearance-based arbitration in accordance with the Utah Uniform Arbitration Act. The arbitrator and the parties must comply with the following rules: (a) the arbitration will be conducted by telephone, online, or be solely based on written submissions, and the specific manner will be chosen by the party initiating the arbitration; (b) the arbitration will not involve any personal appearance by the parties or witnesses unless otherwise mutually agreed by the parties; and (c) any judgment on the award rendered by the arbitrator will be final, and if not paid or

otherwise settled in full before 20 days after the date of the award, may be entered in any court of competent jurisdiction.

11.15. <u>Rights and Remedies Cumulative</u>. Any enumeration of rights and remedies set forth in this Agreement is not intended to be exhaustive. Any party's exercise of any right or remedy under this Agreement does not preclude the exercise of any other right or remedy. All of a party's rights and remedies are cumulative and are in addition to any other right or remedy set forth in this Agreement, any other agreement between the parties, or which may now or subsequently exist at law or in equity, by statute or otherwise.

11.16. <u>Waiver of Jury Trial</u>. **Each party knowingly, voluntarily, and intentionally waives its right to a trial by jury to the extent permitted by law in any action or other legal proceeding arising out of or relating to this Agreement and the transactions it contemplates. This waiver applies to any action or other legal proceeding, whether sounding in contract, tort, or otherwise. Each party acknowledges that it has received or has had the opportunity to receive the advice of competent counsel.**

11.17. <u>Litigation Expenses</u>. If any legal action, arbitration, or other proceeding is brought under this Agreement, in addition to any other relief to which the successful or prevailing party or parties (the "<u>Prevailing Party</u>") is entitled, the Prevailing Party is entitled to recover, and the non-Prevailing Party shall pay, all reasonable attorneys' fees, court costs, and expenses of the Prevailing Party, even if not recoverable by law as court costs (including, without limitation, all fees, taxes, costs and expenses incident to arbitration, appellate, bankruptcy, and post-judgment proceedings), incurred in that action, arbitration, or proceeding and all appellate proceedings. For purposes of this Section 11.17, the term "attorneys' fees" includes, without limitation, paralegal fees, investigative fees, expert witness fees, administrative costs, disbursements, and all other charges billed by the attorney to the Prevailing Party.

11.18. <u>Advice of Counsel</u>. Each party acknowledges and agrees that the terms of this Agreement have been completely read and fully understood and voluntarily accepted by the party after having a reasonable opportunity to retain and confer with legal counsel. This Agreement is entered into after a full investigation by the parties. The parties acknowledge and agree that Carman Lehnhof Israelsen LLP represents the Company and does not represent any other party to this Agreement, has not given advice to any other party to this Agreement, and has recommended to non-represented parties that they seek competent legal counsel related to this Agreement.

11.19. <u>Tax Treatment</u>. Each party acknowledges and agrees that the party has had the opportunity to confer with the party's tax advisor. The parties agree that each party is solely responsible for the tax impact of the transactions contemplated by this Agreement and that no party has made any representation about the tax impact of the transactions contemplated by this Agreement.

11.20. <u>Maintenance of Books and Records</u>. The Company shall keep books and records of accounts at its designated office set forth in the Certificate. In addition, the Company shall maintain the following at its designated office: (a) a current list in alphabetical order of the full name and last known business address of each Member; (b) a copy of the stamped Certificate and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any document has been executed; (c) copies of the Company's federal, state, and local income tax returns and reports and financial statements, if any, for the three most recent years; (d) copies of this Agreement and any amendments thereto; and (e) unless contained in this Agreement, the Certificate, or in any amendments thereto, a writing setting out: (i) the amount of cash, a description and statement of the agreed value of the other property or services contributed by each Member and which each Member has agreed to contribute; (ii) the items as to which or events on the happening of which any additional contributions agreed to be made by each Member are

to be made; (iii) any right of a Member to receive, or of the Members to make, distributions which include a return of all or any part of the Member's contribution; and (iv) any events upon the happening of which the Company is to be dissolved and its affairs wound up. Records kept pursuant to this paragraph are subject to inspection and copying at the reasonable request, and at the expense, of any Member during ordinary business hours.

11.21. <u>Not for Benefit of Creditors</u>. The provisions of this Agreement are intended only for the regulation of relations among Members and the Company. The Agreement is not intended for the benefit of a creditor who is not a Member and does not grant any rights to or confer any benefits on any creditor who is not a Member or any other person who is not a Member, a Manager or an officer.

ARTICLE 12
INVESTMENT REPRESENTATIONS

12.1. <u>Representations and Warranties</u>. Each Member represents and warrants to the Company and the other Members that:

(a)   If the Member is an individual, the Member is at least the age of majority in the state of the Member's domicile.

(b)   The Membership Interest acquired by such Member will be acquired for investment purposes only, for his own account, and not with a view to resale, or offer for sale, or for sale in connection with the distribution or transfer thereof. Such Membership Interest is not being purchased for subdivision or fractionalization thereof; and such Member has no contract, undertaking, agreement, arrangement, or plans with any person or entity to sell, hypothecate, pledge, donate, or otherwise transfer to any such person or entity all or any part of his Interest.

(c)   The Member's present financial condition is such that the Member is under no present or contemplated future need to dispose of any portion of such Member's Interest to satisfy any existing or contemplated undertaking, need, or indebtedness.

12.2. <u>Acknowledgment of Certain Facts</u>. Each Member acknowledges his awareness and understanding of the following:

(a)   The purchase of the Membership Interest is a speculative investment that involves a high degree of risk of loss of the Member's entire investment.

(b)   The Member has both the knowledge and experience in financial matters sufficient to evaluate the purchase of the Interest and is able to bear the economic risk of the purchase.

(c)   No federal or state agency has made any finding or determination as to the fairness for public investment, nor any recommendation or endorsement of, an investment in Membership Interest.

(d)   There are restrictions on the transferability on each Membership Interest; there will be a limited market for the individual Membership Interests; and, accordingly, it may not be possible for the Member to liquidate readily, or at all, the Member's investment in the Company in case of an emergency or otherwise.

(e) The Membership Interests have not been registered under the Securities Act of 1933 (the "Securities Act") or applicable state securities laws. It is the intent of the Company to operate its business so as not to require any such registration. This may limit significantly the transferability of such Interests.

(f) The Member's Membership Interest has been acquired pursuant to an investment representation and shall not be sold, pledged, hypothecated, donated, or otherwise transferred, whether or not for consideration, except in compliance with the terms of this Agreement.

(g) The Company does not file, and does not in the foreseeable future contemplate filing, periodic reports in accordance with the provisions of Section 13 or 15(d) of the Securities Exchange Act of 1934, and the Company has not agreed to register any of its securities for distribution in accordance with the provisions of the Securities Act or to take any actions respecting the obtaining of an exemption from registration for such securities or any transaction with respect thereto.

12.3. Tax Matters. The Company makes no representations as to the tax consequences to any Member as a result of the Member's purchase of a Membership Interest, or any other benefits available by virtue of the business, operations, or financial results of the Company. It is not intended that the Company be a tax shelter and it is uncertain that there will be any material tax benefits available to the Members by virtue of the business, operations, or financial results of the Company. The Company has been organized as a limited liability company under the laws of the State of Utah and, accordingly, it is intended that the Company be treated for federal and Utah state income tax purposes as a partnership.

12.4. Acknowledgment of Access to Records. Each Member acknowledges that the Company has established a portal, accessible via the internet by Members and authorized persons only, and to the fullest extent possible under applicable law, all Company records reasonably related to Members' interests shall be available for review on such portal. Each Member acknowledges that the use of the portal has been done to control costs, and the portal shall be used when possible and practical. Each Member also acknowledges that such Member has been furnished through the portal or otherwise, and has reviewed, the Certificate and this Agreement of the Company and all amendments, if any, to those documents. Each Member further acknowledges that through the portal all appropriate instruments, documents, records, books, and financial information pertaining to their investment and/or the Company have been made available for inspection by such Member and such Member's professional advisors and that the books and records of the Company reasonably related to the Member's interest will be available upon reasonable notice for inspection by such Member during reasonable business hours at the Company's principal place of business, or such other place as designated by the Company. Each Member also acknowledges that the Member has been provided appropriate contact information to contact an individual with questions concerning the terms and conditions of the sale of the Membership Interests and to obtain any additional information which the Company possesses or can obtain without unreasonable effort or expense that is necessary to verify information.

12.5. No Representation by Company. Neither the Manager, nor any agent or employee of the Company or of the Manager, or any other person has at any time expressly or implicitly represented, guaranteed, or warranted to him or her that he or she may freely Transfer the Membership Interests, that a percentage of profit and/or amount or type of consideration will be realized as a result of an investment in the Membership Interests, that past performance or experience on the part of the Manager or its affiliates or any other person in any way indicates the predictable results of the ownership of the Membership Interests or of the overall Company business, that any cash distributions from Company operations or otherwise will be made to the Members by any specific date or will be made at all, or that any specific tax benefits will accrue as a result of an investment in the Company.

12.6.   Consultation with Attorney. Each Member has been advised to consult with his or her own attorney regarding all legal matters concerning an investment in the Company and the tax consequences of participating in the Company, and has done so, to the extent he or she considers necessary.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties are signing this Operating Agreement of Freelancers, LLC on the date stated in the introductory paragraph.

MANAGER:

Mallory Everton

10/29/2020

MALLORY EVERTON

MEMBERS:

Mallory Everton

10/29/2020

MALLORY EVERTON

JK! STUDIOS LLC

By:

Natalie Madsen

10/29/2020

Natalie Madsen, CEO

Natalie Madsen

10/29/2020

NATALIE MADSEN

EXHIBIT A

MEMBERS AND UNITS

As of October 30, 2020

Name and Address of Member	Common Units
Mallory Everton	2,247,000
JK! Studios LLC	428,000
Natalie Madsen	112,136
TOTAL	**3,210,000**

FIRST AMENDMENT TO
OPERATING AGREEMENT
OF
FREELANCERS, LLC

THIS FIRST AMENDMENT TO OPERATING AGREEMENT (this "First Amendment") of Freelancers, LLC, a Utah limited liability company (the "Company") is made as of November 25, 2020 (the "Effective Date"), by and among the Company and the members identified below (the "Members"). Unless otherwise indicated, capitalized words and phrases used in this First Amendment shall have the meanings set forth in the Operating Agreement.

RECITALS

A.   The Company was duly organized on October 30, 2020 as a limited liability company under Utah law and is governed by that certain Operating Agreement dated October 30, 2020 (the "Operating Agreement").

B.   The undersigned desires to amend the Operating Agreement as set forth below.

AMENDMENT

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.   Amendment. Section 4.4 of the Operating Agreement is hereby deleted in its entirety and replaced with the following:

> "4.4   Distributions. The Company will distribute its Available Funds to the Members at such intervals as the Manager determines, provided, however, that the Company shall be required to make distributions in the amounts and order as follows:
>
> (a)   Prior to making any distributions to the Common Unit holders, the Company shall first make distributions to the Preferred Unit holders until they have received a return of one hundred twenty percent (120%) of their initial capital contribution; and
>
> (b)   Once the Preferred Unit holders have received a total of one hundred twenty percent (120%) of their initial capital contributions, then the Company shall distribute all Available Funds in proportion to the Member's Membership Interest."

2.   This First Amendment shall be deemed to amend the Operating Agreement and, to the extent of any conflict therewith, supersedes the provisions thereof. All remaining terms and conditions of the Operating Agreement not modified by this First Amendment shall remain in full force and effect, and the Members hereby ratify and confirm the Operating Agreement, as hereby amended, in all respects.

3.   The laws of the State of Utah shall govern the validity of this First Amendment and the construction and interpretation of its terms.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties are signing this First Amendment to Operating Agreement on the date stated in the introductory paragraph.

MANAGER:

Mallory Everton   Verified by PDFFiller 11/25/2020
_____
Mallory Everton

MEMBERS:

Mallory Everton   Verified by PDFFiller 11/25/2020
_____
Mallory Everton

JK! STUDIOS LLC

By: _Natalie Madsen_   Verified by PDFFiller 11/25/2020
_____
Natalie Madsen, CEO

Natalie Madsen   Verified by PDFFiller 11/25/2020
_____
Natalie Madsen